FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number

0000882361

LORUS THERAPEUTICS INC. (Translation of registrant's name into English)
2 MERIDIAN ROAD TORONTO, ONTARIO M9W 4Z7 CANADA (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.........                                          Form 40-F  XXX

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....                                       No .XX

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LORUS THERAPEUTICS INC. (Registrant)
By: “Shane A. Ellis” Shane A. Ellis – Vice President Legal Affairs and Corporate Secretary

Date  January 21, 2005

* Print the name and title of the signing officer under his signature.

Index to Form 6-K

Press release:  Lorus Therapeutics Inc. closes second tranche of $15 million convertible debenture financing

Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS CLOSES SECOND TRANCHE OF $15 MILLION CONVERTIBLE DEBENTURE FINANCING

TSX:

LOR

AMEX:  LRP

TORONTO, CANADA, January 17 - Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the closing on January 14, 2005 of the second tranche of a $15 million private placement of convertible secured debentures with The Erin Mills Investment Corporation (TEMIC).  The proceeds of the private placement will be used to finance the Company’s research and development and ongoing operations.

Pursuant to the terms of the private placement, Lorus issued to TEMIC a convertible debenture in the principal amount of $5 million maturing October 6, 2009.  The debenture is convertible at the option of the holder at any time prior to maturity into common shares at a conversion price of $1.00 per share.  The conversion price represents a 56 per cent premium to the January 13, 2005 closing price on the Toronto Stock Exchange.

Pursuant to the terms of the original subscription agreement, TEMIC agreed to purchase three secured convertible debentures, each in the principal amount of $5 million, on each of October 6, 2004, January 14, 2005 and April 15, 2005, provided that an event of default has not occurred under any debentures issued by Lorus and held by TEMIC or a material adverse change has not occurred in the business and affairs of Lorus.  The conversion price to convert the April 15, 2005 debenture into common shares will be equal to the greater of: (i) $1.00 and (ii) the 20-day weighted average trading price of the common shares of Lorus on the Toronto Stock Exchange, less the discount permitted by the TSX.

(more)

The principal amount of the debentures is secured by a first charge over all of the assets of Lorus and bears interest at the rate of prime plus 1 per cent per annum, compounded monthly.  Interest is payable monthly on the debentures in common shares until the price of Lorus' common shares on the Toronto Stock Exchange is equal to a 60-day weighted average trading price of $1.00 at which point, the interest is payable on a monthly basis in cash or in common shares, at the option of the holder.  No further interest is payable on the debentures after the market price of Lorus’ common shares on the TSX is equal to or exceeds a 60-day weighted average trading price of $1.75 per share.

Of the 2,000,000 warrants that were placed in escrow upon the closing of the first tranche, Lorus released from escrow 1,000,000 warrants to TEMIC in consideration for the closing of the second tranche of the financing.  The remaining 1,000,000 warrants will be released from escrow upon completion of the third tranche.

In addition, Lorus issued 1,000,000 warrants for the purchase of common shares to TEMIC, also held in escrow.  These warrants will be released from escrow to Lorus for cancellation as a result of the fulfillment of certain conditions; half of these warrants were released for cancellation on January 14, 2005

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

2